Exhibit 99.2

Alliance International Technologies Limited

(formerly, Blockchain Alliance Technologies Limited)

Combined Financial Statements

Index

Pages

Independent Auditor’s Report	2-3
Combined Statements of Financial Position as of December 31, 2020	4
Combined Statements of Loss and Other Comprehensive Loss for the Year Ended December 31, 2020 and the Period from January 1, 2021 to April 15, 2021	5
Combined Statements of Changes in Net Parent Investment for the Year Ended December 31, 2020 and the Period from January 1, 2021 to April 15, 2021	6
Combined Statements of Cash Flows for the Year Ended December 31, 2020 and the Period from January 1, 2021 to April 15, 2021	7
Notes to Combined Financial Statements	8-20

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Shareholders

BIT Mining Limited

Report on the Financial Statements

Opinion

We have audited the accompanying combined financial statements of Alliance International Technologies Limited (formerly, Blockchain Alliance Technologies Limited) and its subsidiaries, which comprise the combined statement of financial position as of December 31, 2020, and the related combined statements of loss and other comprehensive loss, changes in net parent investment, and cash flows for the year ended December 31, 2020 and the period from January 1, 2021 to April 15, 2021, and the related notes to the financial statements.

In our opinion, the accompanying combined financial statements referred to above present fairly, in all material respects, the financial position of Alliance International Technologies Limited (formerly, Blockchain Alliance Technologies Limited) as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from January 1, 2021 to April 15, 2021 in accordance with International Financial Reporting Standards (IFRSs).

Restatement of the 2020 financial statements

As discussed in Note 2(a) to the financial statements, the accompanying combined financial statements for the year ended December 31, 2020 have been restated to correct certain misstatement.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Alliance International Technologies Limited (formerly, Blockchain Alliance Technologies Limited) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Alliance International Technologies Limited’s (formerly, Blockchain Alliance Technologies Limited) ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Alliance International Technologies Limited’s (formerly, Blockchain Alliance Technologies Limited)’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Alliance International Technologies Limited’s (formerly, Blockchain Alliance Technologies Limited) ’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ Malonebailey LLP

Houston, Texas

April 25, 2022

Combined Statement of Financial Position

(Amounts in U.S. Dollars)

As of December 31, 2020 (Restated)
Assets
Cryptocurrencies	$18,570,654
Other receivables	116,195
Total Current Assets	18,686,849

Intangible assets	696,191
Total Assets	$19,383,040

Liabilities and Net Parent Investment
Current Liabilities
Trade payable	$9,691,293
Trade payable – related party	531,189
Other payable and accruals	3,183,830
Total Current Liabilities	13,406,312

Total Liabilities	13,406,312

Net Parent Investment
Net Parent Investment	5,976,728
Total Net Parent Investment	5,976,728

Total Liabilities and Net Parent Investment	$19,383,040

The accompanying notes are an integral part of these combined financial statements

Combined Statements of Loss and Other Comprehensive Loss

(Amounts in U.S. Dollars)

	For the Year Ended December 31,	For the Period from January 1 to April 15,
	2020 (Restated)	2021
Revenues	$1,250,250,601	$1,272,714,389
Cost of revenues	1,263,951,414	1,275,174,710
Gross Loss	(13,700,813)	(2,460,321)

Selling Expenses	(1,545,514)	(226,752)
General and administrative expenses	(4,620,284)	(1,814,771)
Impairment loss of cryptocurrencies	(172,055)	-
Net gain (loss) on disposal of cryptocurrencies	7,052,471	(7,774,855)
Other operating loss	(6,954)	(1,291,905)

Operating Loss	(12,993,149)	(13,568,604)

Loss Before Income Tax	(12,993,149)	(13,568,604)

Income tax expense	-	-
Net Loss	(12,993,149)	(13,568,604)

Other comprehensive income	-	94,085

Total Comprehensive Loss	$(12,993,149)	$(13,474,519)

The accompanying notes are an integral part of these combined financial statements

Combined Statements of Changes in Net Parent Investment

(Amounts in U.S. Dollars)

Total Net Parent Investment
Balance, December 31, 2019	$4,591,351
Loss for the year (restated)	(12,993,149)
Net contribution from parent	14,378,526
Balance, December 31, 2020 (Restated)	$5,976,728
Loss for the period	(13,568,604)
Foreign currency translation gain	94,085
Net contribution from parent	26,790,390
Balance, April 15, 2021	$19,292,599

The accompanying notes are an integral part of these combined financial statements

Combined Statements of Cash Flows

(Amounts in U.S. Dollars)

	For the Year Ended December 31,	For the Period from January 1 to April 15,
	2020 (Restated)	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(12,993,149)	$(13,568,604)
Adjustments for:
Revenue recognized on acceptance of cryptocurrencies	(825,621,240)	(926,043,308)
Impairment loss of cryptocurrencies	172,055	-
(Gain) / loss on disposal of cryptocurrencies	(7,052,471)	7,774,855
Depreciation and amortization	-	3,165
Changes in non-cash working capital items:
Other receivables	(80,069)	101,631
Trade payable	776,007,022	828,156,889
Trade payable – related party	58,215,447	72,063,984
Other payable and accruals	271,820	31,804,056
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(11,080,585)	292,668

CASH FLOWS FROM INVESTING ACTIVITY
Purchase of property and equipment	-	(25,761)
CASH USED IN INVESTING ACTIVITIES	-	(25,761)

CASH FLOWS FROM FINANCING ACTIVITY
Net contribution from parent	11,080,585	-
CASH PROVIDED BY FINANCING ACTIVITY	11,080,585	-

Effect of foreign exchange on cash	-	94,085
NET CHANGE IN CASH	-	360,992

CASH AT BEGINNING OF THE PERIOD	-	-
CASH AT END OF THE PERIOD	$-	$360,992

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these combined financial statements

1.	Nature of Operations

Alliance International Technologies Limited (formerly, Blockchain Alliance Technologies Limited, the "Company") was incorporated under the law of British Virgin Islands (“BVI”) on March 11, 2020 under the name of “Bitmain Group Limited”, which was changed to the name of “Blockchain Alliance Technologies Limited” on February 19, 2021 and further changed to “Alliance International Technologies Limited” on December 16, 2021. The Company and its subsidiaries (together, the “Group”) principally operates a cryptocurrency mining pool under the brand of BTC.com. The Company does not conduct any substantive operations of its own but conducts its primary business operation through its subsidiaries, whose financial information was combined with the Company’s as a result of the Reorganization (defined below) from Bitdeer Technologies Holding Company (“Bitdeer”) which was completed on April 15, 2021.

Reorganization - Separation from Bitdeer

In February 2021, Bitdeer established Blockchain Alliance Technologies Holding Company (“Blockchain Alliance”), 100% shareholder of the Company, and contemplated to transfer the entire mining pool business including the ownership of and the registration right to the domain name btc.com (the “BTC.com Pool Business”), which was previously operated as part of Straitdeer Pte. Ltd. (formerly, Bitmaintech Pte. Ltd.) and its subsidiaries, subsidiaries of Bitdeer, to Hong Kong Sunstar Technology Co., Limited (formerly, Blockchain Alliance HK Limited), wholly-owned subsidiary of the Company, and its wholly-owned subsidiary Beijing Guixinyanghang Technologies Limited, a Company incorporated under the Laws of the People’s Republic of China (“PRC”). The separation of the BTC.com Pool Business from Bitdeer was consummated on April 15, 2021, when Bitdeer distributed by way of dividend in kind the shares of Blockchain Alliance to the then existing shareholders of Bitdeer. Immediately after the Reorganization, the Company was held by the group of shareholders of Bitdeer. The Reorganization was a transaction among entities under common control.

On February 16, 2021, BIT Mining Ltd. (“BIT”) entered into a share exchange agreement, which was further amended on April 15, 2021, with Blockchain Alliance, pursuant to which, BIT agreed to issue an aggregate of 44,353,435 Class A ordinary shares to Blockchain Alliance in exchange for the entire outstanding share capital of the Company. BIT and Blockchain Alliance also agreed that, in the twelve-month period from April 1, 2021 to March 31, 2022, if the Group recorded net operating profit, BIT shall issue additional Class A ordinary shares to Blockchain Alliance at par value and a maximum of 22,176,718 additional Class A ordinary shares shall be issuable. If the Group recorded net operating loss, BIT shall be entitled to repurchase certain Class A ordinary shares held by Blockchain Alliance at par value and a maximum of 4,435,344 Class A ordinary shares shall be subject to such repurchase arrangement.

On April 15, 2021, the first closing of the transactions contemplated by the share exchange agreement was completed and the entire mining pool business operated under BTC.com have been transferred to BIT.

2.	Summary of Significant Accounting Policies

a.	Basis of Presentation and Principles of Combination

The accompanying Combined Financial Statements are for the BTC.com Pool Business that was transferred to the Company during the Reorganization mentioned in Note 1. Consequently, stand-alone financial statements have not historically been prepared for the Group. The Combined Financial Statements are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Standards Interpretations Committee (“IFRIC”). Certain accounting conventions commonly used for the preparation of combined historical financial information have been applied. The term “combined financial statements” is used when referring to financial information prepared by aggregating financial statements of separate entities or components of groups that fail to meet the definition of a “group” under IFRS 10 “Consolidated financial statements” (“IFRS 10”). A key assumption underlying the preparation of combined financial statements is that there is a binding element for the economic activities throughout the period presented. The combined financial statements of the Group have been prepared by aggregating the financial information of the BTC.com Pool Business that was bound together by common control but was not a legal group. Intra-group transactions and the balances and unrealized gains or losses have been eliminated in the preparation of the combined financial statements.

The Combined Financial Statements, except for the combined statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

In accordance with IFRS, certain situations require management to make estimates based on judgments and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates upon subsequent resolution of identified matters. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Combined Financial Statements are disclosed in Note 3.

Basis of Carve-out

The Combined Financial Statements of the BTC.com Pool Business include all assets and liabilities that have been determined to be directly attributable to the BTC.com Pool Business. All transactions between the BTC.com Pool Business and Bitdeer have been included as related party transactions in these Combined Financial Statements and considered to be effectively settled at the time the transaction was recorded. The total net effect of the settlement of these transactions is reflected within Net Parent Investment in the Combined Statements of Financial Position and in the Combined Statements of Cash Flows as a non-cash financing activity.

The Combined Financial Statements of the Group also include all revenues and costs directly attributable to the BTC.com Pool Business. These include costs charged to the BTC.com Pool Business by Bitdeer for certain supporting functions and services in the normal course of business. These costs have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on headcount or other reasonable methods of allocation (see below). Income tax expense was estimated based on statutory tax rate, adjusted as appropriate for the effects of known non-taxable and non-deductible items reported in the combined statements of loss and other comprehensive loss as described above. However, the Combined Financial Statements of the BTC.com Pool Business may not reflect the actual costs that would have been incurred and may not be indicative of the BTC.com Pool Business’ combined results, financial position, and cash flows had it operated as a separate, stand-alone entity during the periods presented.

Cost Allocations

The Combined Financial Statements of the Group include general corporate expenses of Bitdeer that have been allocated to the BTC.com Pool Business for certain support functions provided on a centralized basis, such as accounting and finance, treasury, audit, legal, information technology, human resources, facilities, employee benefits and compensation, and research and development (“R&D”) activities. These costs have been allocated on a basis considered reasonable by management using either specific identification or proportional allocations based on headcount or other reasonable methods of allocation. The net expenses resulted from the cost allocations were immaterial in the year ended December 31, 2020 and the period from January 1, 2021 to April 15, 2021.

Net Parent Investment

The BTC.com Pool Business did not comprise a separate legal entity or group of entities during the reporting periods. Therefore, it is not meaningful to present share capital or an analysis of reserves. The Group’s equity balance represented the excess or deficits of total assets over total liabilities and was presented as net parent investment in the combined statements of financial position. Changes in net assets attributed to Bitdeer are presented separately in the Combined Statements of Changes in Net Parent Investment through the line item “Net contribution from parent”. Equity transactions reflecting the internal financing between Bitdeer and the BTC.com Pool Business are included in the financing activities, presented as “Net contribution from parent”, in the combined statements of cash flows.

Restatement of prior year’s financial statements

Carrying amounts of cryptocurrencies and accounts payable

In 2021, the Group identified an error in its application of weighted average method to calculate the cost of cryptocurrencies transferred out. The Group determined that upon the sale of cryptocurrencies, it should derecognize the cryptocurrencies at the carrying amount of the respective individual asset. The weighted average method changes the carrying amount of the cryptocurrencies transferred out and further results in that the impairment of cryptocurrencies is not measured at an individual asset level. The Group corrected the error by applying first-in, first-out (“FIFO”) method of accounting to determine which units of cryptocurrencies are transferred out. See Note 2(e) for a detailed discussion on the cryptocurrencies policy. The adjustment did not have a significant impact for the year ended December 31, 2019. The previously reported combined financial statements for the year ended December 31, 2020 are restated to correct the above error.

The effects of the restatement on the combined statement of financial position, statements of loss and other comprehensive loss, changes in net parent investment, and cash flows for the year ended December 31, 2020, are presented below.

Restated Combined Statement of Financial Position

In USD	As of December 31, 2020
	As previously reported	Effect of restatement	As restated
Cryptocurrencies	9,516,569	9,054,085	18,570,654
Current assets	9,632,764	9,054,085	18,686,849
Total assets	10,328,955	9,054,085	19,383,040
Trade payable	5,836,954	3,854,339	9,691,293
Current liabilities	9,551,973	3,854,339	13,406,312
Net parent investment	776,982	5,199,746	5,976,728

Restated Combined Statements of Loss and Other Comprehensive Loss

In USD	For the Year Ended December 31, 2020
	As previously reported	Effect of restatement	As restated
Net gain on disposal of cryptocurrencies	1,852,725	5,199,746	7,052,471
(Loss)/profit from operations	(18,192,895)	5,199,746	(12,993,149)

Restated Combined Statements of Cash Flow

In USD	For the Year Ended December 31, 2020
	As previously reported	Effect of restatement	As restated
Loss/(profit) for the year	18,192,895	(5,199,746)	12,993,149
Gain on disposal of cryptocurrencies	(1,852,725)	(5,199,746)	(7,052,471)
Cash used in operating activities	(11,080,585)	-	(11,080,585)

b.	Presentation and Functional Currency

Items included in the Combined Financial Statements are measured using the currency of the primary economic environment in which the Group operates (“the functional currency”). During the years ended December 31, 2020 and the period from January 1, 2021 to April 15, 2021, the primary operations of the Group were conducted in Singapore and US dollar (“$”) was considered as the functional currency. The Combined Financial Statements were presented in US dollar unless otherwise stated.

c.	Revenue recognition

The Group operates its mining pool, BTC.com, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network, in exchange for a fee (“pool operator fee”) for its coordination efforts as the pool operator. The Group receives all the mining rewards, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. The mining rewards include the block rewards and the transaction verification fees related to the transactions included in the block.

The Group recognizes mining pool revenue under IFRS 15 “Revenue from contracts with customers”. Income is classified by the Group as revenue when it arises from the provision of services in the ordinary course of the business. Revenue is recognized when control over service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of trade discount, if any.

Mining pool revenue is recognized by applying the following five steps:

1)          Identify the contract with the customer

2)          Identify the performance obligations in the contract

3)          Determine the transaction price

4)          Allocate the transaction price to the performance obligations in the contract

5)          Recognize revenue when, or as, the performance obligation is satisfied

Providing computing power in cryptocurrency transaction verification services is an output of the Group’s ordinary activities. To providing such computing power to create or validate each block is the only performance obligation in the Group’s contracts with the blockchain network under the consensus protocols. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the blockchain network. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Group successfully places a block and receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

The Group considers itself the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. It coordinates all the computing power within the mining pool, delivers such aggregated computing power to the blockchain network, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Group has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy qualifying types of mining machines at the choices of the pool participants, during the mining process, the Group dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Group. As a result, the Group is primarily responsible for fulfilling the promise to provide the specified service. Further, under existing sharing mechanisms, the Group is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to a customer.

The transaction consideration the Group receives is the aggregate amount of the block rewards and the transaction verification fees which the Group is entitled to. As such, the Group does not disaggregate revenues earned between block rewards and transaction verification fees.

Management has exercised significant judgment in determining how existing accounting guidance should be applied to the accounting for and disclosure of the cryptocurrencies held or recognized as revenues.

d.	Cost of revenue

Cost of revenue consists primarily of the mining rewards allocated to each pool participant in exchange for their computing power contributed to the mining pool. The mining rewards allocated to the pool participants include both the block rewards as well as the transaction verification fees related to the transactions included in the block, depending on the sharing mechanism chosen by each individual pool participant. Cost of revenue also consists of other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service.

e.	Cryptocurrencies

Cryptocurrencies consist of cryptocurrency denominated assets and are included in current assets. The Group accounts for the cryptocurrencies primarily received from operation of the mining pool as intangible assets with an indefinite useful life in its statements of financial position. The Group adopts the cost model to account for its cryptocurrencies and reviews their impairment at each reporting date in accordance with IAS 38 Intangible Assets. The Group accounts for cryptocurrencies at cost, instead of revaluing cryptocurrencies at their fair value on each reporting date, because the latter model is subject to inherent and substantial volatility in the value of cryptocurrencies from time to time.

Cryptocurrencies are carried at the spot rate they were earned at. Gains or losses arising from the disposal of cryptocurrencies are determined as the difference between the fair value and the carrying amount of the cryptocurrencies and are recognized in the statements of loss and comprehensive loss on the date of disposal using a first-in first-out method of accounting. The fair value is determined using the daily price from level 2 price aggregator websites.

At each reporting date, the Group reviews the carrying amounts of its cryptocurrencies to whether there is any indication that those cryptocurrencies have suffered an impairment loss. A cryptocurrency’s carrying amount is written down immediately to its fair value if the carrying amount is greater than its fair value. The impairment loss is reversed and the carrying amount of a cryptocurrency is increased when the fair value increased, but not above the amount that it would have been without the prior impairment loss.

f.	Income taxes

The Group’s operations have historically been included in the income tax filings of Bitdeer. The provision for income taxes in the Group’s combined financial statements is based on a separate return methodology using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Group’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted. Current and deferred taxes are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the combined financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Group reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

g.	Segment information

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performances.

An operating segment is a component of an entity:

• that engages in business activities from which it may earn revenues and incurred expenses (including revenues and expenses relating to the transactions with other components of the same entity);

• whose operating results are reviewed regularly by the entity’s chief operating decision maker to make decision about resources to be allocated to the segments and assess its performance; and

• for which discrete financial information is available.

The chief operating decision maker make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business, accordingly, the Group has only one operating segment. As substantially all of the Group’s revenues were derived from the Singapore during the reporting periods and the Group had immaterial long-lived assets, no geographical information is presented.

h.	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting periods presented and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

3.	Significant Accounting Estimates and Judgments

In preparing these combined financial statements, management has made judgements and estimates that affect the application of the BTC.com Pool Business’ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.

Carve-out financial statements

The carve-out adjustments required the Group to perform certain allocations and estimates which were based on the judgments and assumptions of the management. These carve-out adjustments involved subjective judgments as to the determination of reasonable methods of allocation.

In particular, the Group estimated and assumed the allocation of assets and liabilities, revenues and costs, as presented in Note 2.

The Group applied the foregoing methods, assumptions, judgments and estimates on a consistent basis for all of the periods presented in the combined financial statements. It is possible that other companies, given the same information, may have reached different reasonable conclusions.

Cryptocurrencies accounting

The Group accounts for the cryptocurrencies primarily received from operation of the mining pool as intangible assets with an indefinite useful life in its statements of financial position. The indefinite-lived judgment is because, at the time of assessment, there is no foreseeable limit to the period over which such assets are expected to generate cash flows. Cryptocurrencies are carried at the spot rate they were earned at and reviewed for impairment at each reporting date. The cryptocurrency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for cryptocurrencies would have a significant impact on the Group’s earnings and financial position. Fair value is determined by taking the daily price from level 2 price aggregator websites.

Impairment of cryptocurrencies

The Group evaluates the cryptocurrencies every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount is measured at the higher of fair value less costs to sell and value in use. The evaluation for indications of impairment includes consideration of both external and internal sources of information, including such factors as the relationship between mining rewards and the required computing power, cryptocurrency prices, technological changes and industry environment.

The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the cryptocurrencies. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment reversed with the impact recorded in profit and loss.

Taxation

The determination of the Group’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation primarily in Singapore and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Group is subject to assessments by the taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Group provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

4.	Cryptocurrencies

The continuity of cryptocurrencies was as follows:

December 31, 2020 (Restated)
$
Cost:
Beginning balances	11,422,897
Cryptocurrencies mined	825,621,240
Cryptocurrencies distributed to pool participants	(822,459,266)
Net cryptocurrencies received from parent	3,297,941
Deposit received	2,818,772
Others	(1,958,822)
Ending balances	18,742,762

Impairment:
Beginning balances	(1,289,980)
Addition	(172,055)
Disposals	1,289,927
Ending balances	(172,108)

Net book value:
Beginning balances	10,132,917
Ending balances	18,570,654

5.	Related Party Transactions

The Group has, from time to time, distributed cryptocurrencies earned from the operation of the mining pool to Bitdeer, the parent before the Reorganization. Bitdeer also distributed cryptocurrencies to the Group to support the operation of the mining pool and settled payables related to operating expenses on behalf of the Group. During the year ended December 31, 2020 and the period from January 1, 2021 to April 15, 2021, the Group has received contribution from Bitdeer in the form of cryptocurrencies in the amount of $3,297,941 and $3,400,136 respectively. In addition, Bitdeer has settled payables, net on behalf of the Group in the amount of $11,080,585 and $23,390,254 for the year ended December 31, 2020 and the period from January 1, 2021 to April 15, 2021, respectively. The transactions were included in the Combined Statements of Changes in Net Parent Investment through the line item “Net contribution from parent”.

During the year ended December 31, 2020 and the period from January 1, 2021 to April 15, 2021, Bitdeer, as a pool participant, contributed computing power to the mining pool of the Company in exchange for the mining rewards in the amount of $58,215,447 and $72,799,592, respectively, which were included in cost of revenues. The balance of trade payable to Bitdeer was $531,189 as of December 31, 2020.

During the year ended December 31, 2020 and the period from January 1, 2021 to April 15, 2021, a portion of the Group’s cryptocurrencies were held under custody of a related party under common control. Further see Note 8.

Key management personnel remuneration

Under IAS 24-Related parties, remuneration paid to key management personnel must be disclosed. Since the Group has not had a separate management team during the periods presented the following table presents the share of employee benefits of Bitdeer’s key management allocated to the Group and recognized in the combined financial statements. The share of key management remuneration benefits attributable to the Group was determined using an allocation key based on the time spent on the operation.

Key management remuneration allocated to the Company is as follows:

	For the year ended December 31,	For the period from January 1 to April 15,
	2020	2021
Salary expense and bonus	$575,976	181,993

6.	Concentration of Suppliers

For the year ended December 31, 2020 and the period from January 1, 2021 to April 15, 2021, suppliers accounted for 10% of more of the Group’s costs were as follows:

	For the year ended December 31,	For the period from January 1 to April 15,
Supplier	2020	2021
A	32%	29%
B	11%	0%

7.	Income taxes

Singapore

The Group primarily operated in Singapore. According to Singapore’s tax regulations, there is no corporate income tax obligations when the entities obtain cryptocurrencies from mining or during the period of holding cryptocurrencies with fair value of cryptocurrencies fluctuates. Under the current regulations, profits tax in Singapore is generally assessed at the rate of 17% of taxable income. As there is no taxable income in fiscal year 2020 and the period from January 1, 2021 to April 15, 2021, no provision for Singapore income tax has been made in the financial statements.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following item, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

	2020
	Gross amount	Tax effect
	$	$
Tax losses	20,161,258	3,427,414
	20,161,258	3,427,414

Tax losses for which no deferred tax asset was recognized never expire under current Singapore’s tax regulations.

The reconciliations of the statutory income tax rate and the effective income tax rate are as follows:

	For the year ended December 31,	For the period from January 1 to April 15,
	2020	2021
Singapore statutory income tax rate	17%	17%
Items non-deductible for income tax purposes	2%	-

Unrecognized deferred income tax assets	(19)%	(17)%

Total	—	-

8.	Financial instruments and risk management

Fair value

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and

Level 3: Inputs that are not based on observable market data

As of December 31, 2020, there were no financial assets or liabilities measured at fair value. The carrying amounts of the Group’s financial assets and liabilities, such as other receivables, trade payable and other payable and accruals approximate their fair value due to the short-term nature of these instruments. Cryptocurrencies are initially measured at cost and subsequently adjusted for any impairment losses. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. The quoted prices for various types of cryptocurrencies are from price aggregator websites, which are regarded as level 2 inputs.

Cryptocurrency risk

Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Group is directly related to the current and future market price of cryptocurrencies; in addition, the Group may not be able to liquidate its holdings of cryptocurrencies at its desired price if required. A decline in the market prices for cryptocurrencies could negatively impact the Group’s future operations. The Group has not hedged the conversion of any of its sales of cryptocurrencies.

Cryptocurrencies have a limited history and the fair value historically has been very volatile. Historical performance of cryptocurrencies is not indicative of their future price performance. The Group’s cryptocurrencies currently primarily consist of bitcoin.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group manages liquidity risk by maintaining sufficient cash and cryptocurrencies to ensure that it is able to meet its obligations as and when they fall due. The Group manages group-wide cash and cryptocurrencies projections centrally and regularly updates projections for changes in business and fluctuations caused in cryptocurrency prices. The contractual maturities of trade and other payables are less than three months. In recent years, the cryptocurrency markets experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk primarily arises from cryptocurrencies held under custody of a related party under common control. To limit exposure to credit risk relating to cryptocurrencies under custody, the Group evaluates system security design of the custody service provider and regularly reviews the exposure of cryptocurrencies held in custody. The Group has further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody. The Group expects that there is no significant credit risk from non-performance by the related party. However, there is no assurance that loss of cryptocurrencies would not occur and the related losses would not be significant if such incidents occur. As of December 31, 2020, $9,439,053 of the cryptocurrencies were held under custody by the related party under common control.

9.	Supplemental cash flow information

The non-cash investing and financing activities are as follows:

	For the Year Ended December 31,	For the period from January 1 to April 15,
	2020	2021
Contribution from parent in form of cryptocurrencies	3,297,941	26,790,390
Deposit received in form of cryptocurrencies	2,818,772	-

10.	Expenses by nature

Operating expenses (income) by nature are as follows:

	For the Year Ended December 31,	For the Period from January 1 to April 15,
	2020 (Restated)	2021
Payroll expense	$3,165,153	$1,015,498
Server fee	1,687,419	523,188
Handling fees	315,439	401,854
Advertising and entertainment expenses	138,169	55,556
Amortization and depreciation	289,918	7,177
Office expense	177,887	38,461
Travelling expense	55,561	15,119
Hosting fee	59,771	-
Rent expense	123,554	22,662
Impairment loss of cryptocurrencies	172,055	-
Net (gain) loss on disposal of cryptocurrencies	(7,052,471)	7,774,855
Other operating loss	6,954	1,291,905
Others	152,927	(37,992)
Total operating expenses (income)	$(707,644)	$11,108,283

11.	Subsequent events

The Group has evaluated transactions that occurred as of the issuance of these Combined Financial Statements, for purposes of disclosure of unrecognized subsequent events.